[Marten Transport, LTD.  Letterhead]

November 17, 2005

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

100 F Street, NE, Mail Stop 3561

Washington, D.C. 20549

Attn: Linda Cvrkel, Claire Erlanger and Lyn Shenk

Re:                             Marten Transport, LTD.

Form 10-K for the year ended December 31, 2004

Forms 10-Q for the periods ended June 30, 2005 and March 31, 2005

Commission file #: 000-15010

Dear Ladies and Gentlemen:

On behalf of Marten Transport, Ltd., I am responding to the request for an acknowledgement contained in the comment letter, dated October 27, 2005, from Ms. Linda Cvrkel to Mr. Darrell D. Rubel of Marten Transport, Ltd. (hereinafter, “the Company”), regarding the Company’s Form 10-K for the year ended December 31, 2004 and Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005 filed with the Securities and Exchange Commission.

In connection with the comment letter the Company acknowledges that:

1.                                       the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.                                       staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.                                       the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

MARTEN TRANSPORT, LTD.

/s/ Darrell D. Rubel

Darrell D. Rubel
Chief Financial Officer